Exhibit 99.1

Cyber Security Leader Selects Silicom Edge System
as its High-End Next-Generation Platform

– Initial orders totaling over $1M are in hand: full ramp-up expected to reach ~$2M/year –

KFAR SAVA, Israel – February 9, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing customer, a Tier-1 cyber security leader, has selected one of its Edge systems as the platform for its next generation of a high-end product line. To date, initial orders of over $1M have been received for delivery in 2026, and quantities are expected to ramp to approximately $2 million per year. In parallel, discussions continue about additional products for the customer’s additional product lines.

“This design win demonstrates once again the strength of our product line and the design-win-generating power of our long-term customer relationships,” commented Liron Eizenman, Silicom’s CEO.

“When this prestigious customer first engaged with us several years ago, the focus was solely on networking server adapters. Over time, as they gained confidence in our technology, execution and support, our collaboration broadened to encompass the rest of our product lines. Consequently, last year the customer awarded us a design win for one of our Edge systems. Now, a year later, they have expanded our relationship further with an additional design win, selecting a more sophisticated, higher-end Silicom Edge system as their platform for a next generation product line. This progression underscores the strength of our portfolio: our product lines do not cannibalize one another. Instead, they serve different segments of the customer's roadmap, ensuring that each new design win stacks on top of the last to deliver consistent, additive revenue growth.”

Mr. Eizenman concluded, “Relationships like these, with trust, sales and upsells that build steadily over the years, have given us a thriving core business that is growing faster than we originally projected.  It represents a solid, stable basis from which we can pursue venture-like upside opportunities including AI inference, post Quantum cryptography, and white label switches.”

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com